Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
ANNOUNCEMENT
REGISTRATION OF MEDIUM-TERM NOTES BY THE NATIONAL ASSOCIATION
OF FINANCIAL MARKET INSTITUTIONAL INVESTORS

The Company and all Board members warrant the truthfulness, accuracy and completeness of this announcement and warrant that there are no misrepresentation or misleading statements contained in, or material omissions from, this announcement.
Pursuant to the authority granted under the resolution passed at the 2008 Extraordinary General Meeting of PetroChina Company Limited (the “Company”) convened on 31 July 2008 and taking into consideration of the current position of the debt capital market, the Company has decided to issue medium-term notes with principal amount of RMB26 billion (the “Issue”) on the inter-bank debt market, which is within the authority granted by the shareholders to issue bonds with principal amount of not more than RMB60 billion as approved at the general meeting. The Issue has been registered by the National Association of Financial Market Institutional Investors. The Company will proceed with work relating to the issuance soon.
The registered principal amount of the medium-term notes under the Issue is RMB26 billion which will be issued in tranches. Relevant legal documentation in relation to the Issue, including the offering circular and issuance announcement, will soon be published on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond (http://www.chinabond.com.cn) respectively. The Company will make further announcements in respect of the Issue at appropriate time.
By order of the Board
PetroChina Company Limited
Li Huaiqi
Secretary to the Board
19 May 2009
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.